Filed by CMC Materials, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CMC Materials, Inc.
Commission File No.: 000-30205
Date: December 15, 2021

This filing relates to the proposed merger of CMC Materials, Inc., a Delaware Corporation (“CMC”), with Yosemite Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Entegris, Inc., a Delaware corporation (“Entegris”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 14, 2021, by and among CMC, Entegris and Merger Sub.

CMC Materials Employee
Frequently Asked Questions

CMC Materials Enters a Definitive Agreement to be Acquired by Entegris

1.	What was announced?
•
CMC Materials is being acquired by Entegris in a cash and stock transaction with an enterprise value of approximately $6.5 billion. You can read more about the transaction at EntegrisCMCTransaction.com.

2.	Who is Entegris?
•	Entegris is a world-class supplier of advanced materials and process solutions for the semiconductor and other high-technology industries.
•
Headquartered in Billerica, Massachusetts, Entegris has approximately 6,600 employees throughout its global operations. It has manufacturing, customer service and/or research facilities in the United States, Canada, China, France, Germany, Israel, Japan, Malaysia, Singapore, South Korea and Taiwan.

•	Entegris shares our commitment to world-class innovation and customer collaboration.
•	You can read more at https://www.entegris.com.

3.	Why is Entegris acquiring CMC Materials?
•
Entegris and CMC Materials have highly complementary portfolios. Together, the company will have the industry’s most comprehensive electronic materials platform, positioning us to enhance our customer relationships and increase our ability to compete.

•	The company will maintain a strong focus on technology innovation and customer partnerships.

4.	Why did CMC Materials agree to be sold at this time?
•	Through this transaction, we will be able to deliver significant value to our customers, employees and shareholders as part of a growing global leader in electronic materials.
•
The transaction delivers meaningful value to CMC Materials’ shareholders, including a substantial cash premium as well as an opportunity to participate in the future upside potential of the combined company through the issuance of Entegris stock as part of the purchase price.

•
Specifically, under the terms of the agreement, CMC Materials shareholders will receive $133.00 in cash and 0.4506 shares of Entegris common stock for each share of CMC Materials common stock they own.

CMC CONFIDENTIAL – This is Intended for Internal Purposes and Not for Distribution
1 of 6

5.	What are the benefits of this transaction for CMC Materials’ employees?
•	This transaction is about growth and providing even better, more comprehensive solutions for our customers.
•	This begins a journey toward building the preeminent spec materials company to support the critical infrastructure in the semiconductor industry.
•
We believe the acquisition will allow us to unlock significant growth through enhanced innovation, scale and execution. Entegris has a track record of prioritizing talent development and treating employees well.

•	We expect new opportunities for employees as part of a larger, growing organization.

6.	When will the transaction be completed and what can employees expect between now and then?
•	The transaction is expected to close in the second half of 2022, subject to customary closing conditions, including regulatory approval and approval of CMC Materials shareholders.
•	Until then, Entegris and CMC Materials will continue to operate as separate entities, and we will continue to operate as usual.
•	The best thing you can do is continue to deliver high-quality products and solutions and best- in-class service to our customers.
•	Bringing our companies together will require a thoughtful integration plan, which will be jointly developed by representatives of both companies.

7.	What does this mean for me and my role?
•	We and Entegris have highly complementary products and solutions and ultimately this transaction is about growth.
•
It is important to remember that today is day one and between now and closing we will continue to operate as separate entities. There are many details still to be worked out as part of the integration planning process.

•
Both CMC Materials and Entegris are committed to making the transition as smooth and as transparent as possible as we bring our companies together, with a goal to minimize any disruption in the high performing businesses of both Entegris and CMC Materials.

8.	What will happen to my salary and benefits?
•	Until the closing of the transaction, CMC Materials will operate as a separate company and maintain its own compensation and benefits programs.
•
Pursuant to the merger agreement, for one year after the closing, Entegris has agreed to maintain certain levels of compensation and benefits for the continuing CMC Materials employees, including the same base pay or wages as that applicable immediately prior to the closing. We will share more details with you over the coming months and in connection with the transition and integration planning process.

•	Like CMC Materials, Entegris has a track record of prioritizing talent development and treating employees well.
•	You will be kept informed as to decisions regarding compensation and benefits as part of the integration planning process.
CMC CONFIDENTIAL – This is Intended for Internal Purposes and Not for Distribution
2 of 6

9.	Will my reporting structure change?
•	Until the transaction closes, we are operating as separate entities, and there will be no changes to your reporting structure.
•	There are many details to be worked out as part of the integration planning process, and we will keep you informed as the transaction progresses towards closing and as decisions are made.

10.	Where will the company be headquartered and who will lead it?
•	The company will be headquartered in Billerica, Massachusetts, and be led by Entegris’s current President and CEO, Bertrand Loy.

11.	What are your plans for integrating Entegris and CMC Materials?
•	Bringing our companies together will require a thoughtful integration plan, which will be jointly developed by representatives of both companies.
•	We will keep you informed as the transaction progresses towards closing and as decisions are made.

12.	Can CMC Materials employees interact with Entegris employees at this stage?
•	As we remain two separate companies until the transaction closes, you should not engage with Entegris employees unless you are directed to do so in connection with the integration planning process.

13.	What does this transaction mean for customers?
•	With the industry’s most comprehensive electronic materials platform, we will be better positioned than ever to solve our customers’ most demanding process challenges.
•	We will also have greater capability to innovate and meet evolving customer demand through the deployment of proven, industry-leading commercial, operational and R&D capabilities.
•
Until the close of the transaction, which is expected to occur in the second half of 2022, Entegris and CMC Materials remain separate entities and today’s announcement has no direct impact on our customers, our relationship with them or the products and solutions we provide to them.

14.	Is Future Forward a program put in place because of this transaction with Entegris?
•	No, Future Forward is a separate program focused only on CMC Materials’ business.

CMC CONFIDENTIAL – This is Intended for Internal Purposes and Not for Distribution
3 of 6

15.	How will outstanding equity awards in respect of CMC Materials common stock be treated in the transaction?
•	Upon the closing, employee equity awards will be treated as described below:
o
Stock Options: Each CMC Materials stock option that is outstanding immediately prior to the closing of the transaction will vest and be converted into an option to purchase Entegris common stock with the same terms and conditions as the original CMC Materials stock option, with the number of shares and exercise price subject to the Entegris stock option adjusted to reflect the transaction.

o
Restricted Shares: Each CMC Materials restricted share that is outstanding immediately prior to the closing of the transaction will vest and be free of any restrictions and will be converted into the right to receive the merger consideration.

o	Restricted Stock Units (“RSUs”):
◾
Each CMC Materials RSU that is outstanding immediately before the closing of the transaction and that was granted prior to December 15, 2021will vest and be converted into the right to receive the merger consideration.

◾
Any CMC Materials RSU that are granted on or after December 15, 2021 will not vest on the closing of the transaction and instead will be assumed and converted into an Entegris RSU with the same terms and conditions as the original CMC Materials RSU, with the number of shares subject to such Entegris RSUs adjusted to reflect the transaction. These Entegris RSUs will be eligible to vest upon certain severance qualifying terminations during the 24 month period following the closing of the transaction.

o
Performance-Based Restricted Stock Units (“PSUs”): Each CMC Materials PSU will be converted into a time-based Entegris RSU based on the target level of performance with the same terms and conditions as the original CMC Materials PSU, with the number of shares subject to such Entegris RSUs adjusted to reflect the transaction. Pursuant to Section 2(e)(i) of the applicable CMC Materials PSU award agreement, the assumed Entegris RSUs will vest in full if the holder experiences a severance qualifying termination within 12 months following the closing of the transaction.

16.	What will happen to the CMC Materials Employee Stock Purchase Plan (“ESPP”)?
•
The ESPP will continue to operate in accordance with its terms for the current offering period, although participants in the current offering period will not be permitted to increase their contributions or make non-payroll contributions to the ESPP.

•
Any offering period that is in progress immediately prior to the closing of the transaction will end shortly before the transaction and the shares purchased will be entitled to the merger consideration.

17.	What is expected to happen to my compensation and benefits following the closing of the transaction?
•	We are at a very early stage of what will be a thoughtful and collaborative integration process with Entegris.
•	Until the closing of the transaction, CMC Materials will operate as a separate company and maintain its own compensation and benefits programs.
•
Pursuant to the merger agreement, for one year after the closing, Entegris has agreed to maintain certain levels of compensation and benefits for the continuing CMC Materials employees, including the same base pay or wages as that applicable immediately prior to the closing. We will share more details with you over the coming months and in connection with the transition and integration planning process.

As is always the case, CMC Materials and Entegris reserve the right to amend or terminate any compensation or benefit plans in accordance with their terms and applicable law, and any summary of any such plan or the merger agreement is qualified in its entirety by the terms of the underlying document.
CMC CONFIDENTIAL – This is Intended for Internal Purposes and Not for Distribution
4 of 6

18.	What should I say if I'm asked about this transaction by investors or the media?
•
It is important for CMC Materials to speak consistently about this transaction. Only authorized personnel should speak publicly on CMC Materials’ behalf or communicate about the transaction externally via e-mail or social media.

•
If you receive any inquiries from investors, please share them with Patrick Flaherty at patrick.flaherty@cmcmaterials.com. Inquiries from the media or other outside parties should be forwarded to Colleen Mumford at colleen.mumford@cmcmaterials.com.

19.	Who can I contact if I have more questions?
•	As we move through this process, we will keep you informed.
•	If you have any additional questions now, please reach out to your HR partner or manager.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris, Inc. (“Entegris”) and CMC Materials, Inc. (“CMC”). In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC. Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of CMC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.cmcmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@cmcmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation

Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 17, 2021, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on January 19, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

CMC CONFIDENTIAL – This is Intended for Internal Purposes and Not for Distribution
5 of 6

Cautionary Note on Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements relating to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information. In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the SEC, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and in other periodic filings, available on the SEC website or www.entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

CMC CONFIDENTIAL – This is Intended for Internal Purposes and Not for Distribution
6 of 6